                                                                      EXHIBIT 12

                       WILLIAMS COMMUNICATIONS GROUP, INC.

               COMPUTATIONS OF RATIO OF EARNINGS TO FIXED CHARGES
               AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND
                      PREFERRED STOCK DIVIDEND REQUIREMENTS


                                                                   SIX MONTHS ENDED
                                                                       JUNE 30,
                                                              --------------------------
                                                                 2002            2001
                                                              ----------      ----------
                                                                    (IN THOUSANDS)
Earnings:
   Loss before income taxes                                   $ (575,518)     $ (495,566)
   Add:
     Interest expense -- net                                     171,739         201,073
     Rental expense representative of interest factor             46,256          60,210
     Minority interest in loss of consolidated subsidiary         (8,587)        (13,191)
     Equity losses                                                 1,712           9,208
                                                              ----------      ----------
        Total loss as adjusted plus fixed charges             $ (364,398)     $ (238,266)
                                                              ==========      ==========
Fixed charges and combined fixed charges and
   preferred stock dividend requirements:
     Interest expense -- net                                  $  171,739      $  201,073
     Capitalized interest                                          3,600          55,662
     Rental expense representative of interest factor             46,256          60,210
                                                              ----------      ----------
        Total fixed charges                                      221,595         316,945

     Preferred stock dividends and amortization of
         preferred stock issuance costs                            5,473           8,765
                                                              ----------      ----------
     Combined fixed charges and preferred stock dividend
         requirements                                         $  227,068      $  325,710
                                                              ==========      ==========

Ratio of earnings to fixed charges                                    (a)             (a)
                                                              ==========      ==========

Ratio of earnings to combined fixed charges and
   preferred stock dividend requirements                              (b)             (b)
                                                              ==========      ==========

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(a)      Earnings were inadequate to cover fixed charges by $585,993,000 and
         $555,211,000 for the six months ended June 30, 2002 and 2001, respectively.

(b) Earnings were inadequate to cover combined fixed charges and preferred stock dividend requirements by $591,466,000 and $563,976,000 for the six months ended June 30, 2002 and 2001, respectively.